Exhibit 12.1

Danaher Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, except ratio data)

	Full Year
	2002	2003	2004	2005	2006
Fixed charges
Gross Interest Expense	$53,926	$59,049	$54,984	$44,933	$79,829
Interest Element of Rental Expense	8,960	9,460	9,672	10,744	12,369

Total Fixed Charges	$62,886	$68,509	$64,656	$55,677	$92,198

Earnings Available for
Fixed Charges:
Earnings before (a) income taxes, and (b) accounting changes and reduction of income tax reserves related to previously discontinued operation.	$657,468	$797,035	$1,057,717	$1,234,442	1,446,172
Add fixed charges	62,886	68,509	64,656	55,677	92,198

Total Earnings available for fixed charges	$720,354	$865,544	$1,122,373	$1,290,119	$1,538,370
Ratio of earnings to fixed charges	11.5	12.6	17.4	23.2	16.7